

March 15, 2011

VIA US MAIL AND FAX (949) 282-5889

Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re:** **Skilled Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 001-33459**

Dear Mr. Ghose:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Goodwill Impairment Testing, pages 60-61

1. We note that you took a significant goodwill impairment charge of $170.6 million during 2009 in your hospice and home health services business segment. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?

2. Addressing the uncertainties concerning federal spending on Medicare and Medicaid reimbursements, tell us how you considered deficit reduction initiatives in Congress and whether your projected cash flows for each reporting unit are premised on historical Medicare and Medicaid reimbursement rates or on expectations of increasing/ decreasing rates.

3. We note on page 61 that your long-term care reporting unit's long term growth rate of 2.5% for the discounted cash flow analysis was based on your expectation of *reimbursement rate increases*, occupancy and skilled mix increases. Tell us more in detail the extent of the reimbursement rate increases, the basis for your assumption, and whether they sufficiently offset the related costs associated with occupancy and skilled mix increases.

Liquidity and Capital Resources, page 75
Term Loan and Revolving Loan, page 77

4. We note that you are significantly leveraged and are required to maintain certain limits and financial ratios in connection with your debt covenants. Please expand your discussion to include additional affirmative and negative covenants, if not already disclosed, and the measures as actually incurred as of the balance sheet date. Also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial statements and liquidity. Refer to Question 102.09 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

5. Please disclose the measures as required to be calculated under the debt covenants, including but not limited to Adjusted EBITDA, instead of measures which are "substantially similar." Additionally, disclose how such measures are substantially similar to the measures as reported on page 49.

   In addition, Since Adjusted EBITDA as calculated in the debt covenant is a liquidity measure, you should reconcile it to the most directly comparable financial measures calculated in accordance with GAAP. Refer to Question 102.06 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Acquisitions, Developments and Divestitures, page F-8

6. Please tell us if the $ 50 million escrow payment plus the $9.6 million injunction costs approximate your maximum liability under the settlement agreement. In this regard, we note that the settlement agreements and release documents in Exhibits 10.1 and 10.2 of Form 8K (filed on 9/7/2010) stipulate that the settlement has an estimated value of *not less than $62.8 million*

Revenue and Accounts Receivable, page F-10

7. Tell us the nature of the $124 million note payable as of December 31, 2009 and how it is reflected in the balance sheet.

Risks and Uncertainties, page F-11

8. Tell us the reasons for and the amounts of the RAC revenue recoupments from your California skilled nursing facilities and third party skill nursing facility to which you provide rehabilitation therapy services.

Impairment of Long-Lived Assets, page F-14

9. Based on the guidance in ASC 360-10-35-23, please tell us how you determined the lowest level of asset grouping for impairment testing purposes.

Interest Rate Swaps and Contingent Consideration, page F-17

10. Tell us why you recorded the change in fair value of the contingent consideration within depreciation and amortization expense.

5. Business Segments, pages F-22-F-24

11. As disclosed, you typically use EBITDA and EBITDAR to "assess the performance of operating segments." Additionally, we note the use of those measures to prepare operating budgets and measure performance against those budgets on a "consolidated segment and facility-by-facility level." In this regard, tell us your consideration of each facility as an operating segment under ASC 280-10-50-1.

12. Since you use EBITDA and EBITDAR as the primary measures of each segment's operating results, it is unclear to us why you refer to EBITDA margin, Adjusted EBITDA, and Adjusted EBITDAR in your segment footnote. If these measures are not provided to your chief operating decision maker to make decisions about resources to be allocated to each segment and assess its performance, we believe that it is not appropriate to include these non-GAAP measures in your segment footnote.

13. We further note that Adjusted EBTIDA is a liquidity measure in connection with your debt covenants. Since it does not appear to be a segment measure of liquidity or operating performance used by the chief operating decision maker, we believe that it is not appropriate to include this non-GAAP measure and the related GAAP reconciliation in your segment footnote.

14. Please revise to provide the reconciliation required by paragraph 50-32(f) of ASC 280-10.

Mr. Devasis Ghose
Skilled Healthcare Group, Inc.
March 15, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director